UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS” (Registrant)

Date: February 4, 2004	By:	/s/ Alexander V. Izosimov

	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM COMMITTED TO FULL TRANSPARENCY AND COOPERATION

WITH PROSECUTOR’S OFFICE

Moscow and New York (February 4, 2004) – Open Joint Stock Company “Vimpel-Communications (“VimpelCom” or the “Company”) regrets the action taken by the Russian prosecutor’s office today to initiate a criminal investigation of whether VimpelCom operated its business without a license. The Company maintains that VimpelCom and its subsidiaries comprising the VimpelCom group operate in compliance with Russian law and hold all licenses necessary for the provision of GSM services. With respect to the city of Moscow and the Moscow region, VimpelCom holds a GSM license through its 100% owned subsidiary, KB Impuls. Specifically, KB Impuls is the actual holder of the GSM license and the formal operator of the GSM services, with the assistance of VimpelCom acting as its agent. This arrangement has been in place since 1997 and has been reviewed by the regulator numerous times over the last six years and no questions were raised by the regulator until December 2003 in the course of an unscheduled inspection.

The Company will cooperate fully with the prosecutor’s office in the course of this investigation. VimpelCom is an open and transparent company, publicly traded on the New York Stock Exchange and is committed to protecting its customers’ rights and shareholders’ value. The Company is confident that, as the facts are revealed, its position will be fully supported. The Company is hopeful that the prosecutor’s office will resolve this matter quickly and fairly.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about an investigation by the prosecutor’s office and the Company’s ability to prove that it is in full compliance with the law. There is no assurance that the investigation will not result in an indictment and an indictment will not result in an ultimate conviction. Failure to prevail in any action initiated by the prosecutor’s office could result in adverse consequences on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com